Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended
	January 31,
	2006		2005
(in thousands, except per share data)	Basic	Diluted	Basic	Diluted

Net income	$3,033	$3,033	$3,030	$3,030

Weighted average shares outstanding	6,242	6,242	6,071	6,071

Dilutive effect of stock options	--	86	--	199
	6,242	6,328	6,071	6,270

Earnings per common share	$0.49	$0.48	$0.50	$0.48